UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 23, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒             Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐             No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐             No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐            No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited Consolidated Interim Financial

Information at September 30, 2015

and Report on Review of Interim

Financial Information

REPORT ON REVIEW OF CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders

Fibria Celulose S.A

São Paulo — SP

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended September 30, 2015, comprising the balance sheet at that date the statements of income and comprehensive income for the quarter and nine-month periods then ended, the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the Deliberation CVM 673/11 (which approved accounting standard CPC 21(R1) - Interim Financial Reporting), and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with Deliberation CVM 673/11 and IAS 34.

São Paulo, October 22, 2015.

Eduardo Affonso de Vasconcelos

Accountant — CRC-1SP166001/O-3

Baker Tilly Brasil Auditores Independentes S/S

CRC-2SP016754/O-1

Fibria Celulose S.A.

Unaudited consolidated balance sheet at

In thousands of Reais

Assets	September 30, 2015	December 31, 2014

Current
Cash and cash equivalents (Note 7)	2,597,126	461,067
Marketable securities (Note 8)	1,280,720	682,819
Derivative financial instruments (Note 9)	26,392	29,573
Trade accounts receivable, net (Note 10)	723,908	538,424
Inventory (Note 11)	1,562,671	1,238,793
Recoverable taxes (Note 12)	177,224	162,863
Other assets	149,862	147,638

	6,517,903	3,261,177

Non-current
Marketable securities (Note 8)	71,563	51,350
Derivative financial instruments (Note 9)	299,025	161,320
Related parties receivables (Note 14)	11,919	7,969
Recoverable taxes (Note 12)	1,943,459	1,752,101
Advances to suppliers	671,258	695,171
Judicial deposits (Note 20)	192,744	192,028
Deferred taxes (Note 13)	2,283,933	1,190,836
Assets held for sale (Note 1(b))	598,257	598,257
Other assets	85,527	91,208

Investments (Note 15)	121,004	79,882
Biological assets (Note 16)	3,862,703	3,707,845
Property, plant and equipment (Note 17)	8,951,888	9,252,733
Intangible assets (Note 18)	4,516,434	4,552,103

	23,609,714	22,332,803

Total assets	30,127,617	25,593,980

Fibria Celulose S.A.

Unaudited consolidated balance sheet at

In thousands of Reais	(continued)

Liabilities and shareholders’ equity	September 30, 2015	December 31, 2014

Current
Loans and financing (Note 19)	1,077,006	965,389
Derivative financial instruments (Note 9)	471,009	185,872
Trade payables	688,223	593,348
Payroll, profit sharing and related charges	147,778	135,039
Taxes payable	161,450	56,158
Dividends payable	152	38,649
Other payables	140,135	124,775

	2,685,753	2,099,230

Non-current
Loans and financing (Note 19)	11,449,258	7,361,130
Derivative financial instruments (Note 9)	855,461	422,484
Taxes payable	84	124
Deferred taxes (Note 13)	238,224	266,528
Provision for contingencies (Note 20)	168,684	144,582
Liabilities related to the assets held for sale (Note 1(b))	477,000	477,000
Other payables	271,263	207,197

	13,459,974	8,879,045

Total liabilities	16,145,727	10,978,275

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	11,829	3,920
Treasury shares	(10,378)	(10,346)
Statutory reserves	1,635,473	3,228,145
Other reserves	3,117,291	1,613,312
Accumulated loss	(563,286)

Equity attributable to shareholders of the Company	13,919,935	14,564,037

Equity attributable to non-controlling interests	61,955	51,668

Total shareholders’ equity	13,981,890	14,615,705

Total liabilities and shareholders’ equity	30,127,617	25,593,980

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of profit or loss

In thousands of Reais, except for the income per shares

	2015		2014
	July 1 to September 30, (three months)	September 30, (nine months)	July 1 to September 30, (three months)	September 30, (nine months)

Revenues (Note 21)	2,789,667	7,096,052	1,746,365	5,082,541
Cost of sales (Note 23)	(1,533,244)	(4,246,565)	(1,460,404)	(4,159,174)

Gross profit	1,256,423	2,849,487	285,961	923,367

Operating income (expenses)
Selling expenses (Note 23)	(110,590)	(312,558)	(94,955)	(262,016)
General and administrative (Note 23)	(65,805)	(194,807)	(72,339)	(193,270)
Equity in income/losses of associate	(6)	744
Other operating income (expenses), net (Note 23)	(43,935)	(83,070)	(32,201)	878,458

	(220,336)	(589,691)	(199,495)	423,172

Income before financial income and expenses	1,036,087	2,259,796	86,466	1,346,539

Financial income (Note 22)	51,191	132,182	33,874	103,926
Financial expenses (Note 22)	(150,827)	(397,946)	(131,392)	(882,041)
Result of derivative financial instruments, net (Note 22)	(570,507)	(889,479)	(142,539)	36,012
Foreign exchange losses and monetary adjustment, net (Note 22)	(1,687,242)	(2,627,044)	(545,033)	(281,194)

	(2,357,385)	(3,782,287)	(785,090)	(1,023,297)

Income (loss) before income taxes	(1,321,298)	(1,522,491)	(698,624)	323,242

Income taxes
Current (Note 13)	(68,501)	(147,102)	65,870	(35,520)
Deferred (Note 13)	788,373	1,116,594	273,370	3,296

Net income (loss) for the period	(601,426)	(552,999)	(359,384)	291,018

Attributable to
Shareholders of the Company	(605,674)	(563,286)	(361,660)	285,101

Non-controlling interest	4,248	10,287	2,276	5,917

Net income (loss) for the period	(601,426)	(552,999)	(359,384)	291,018

Basic earnings (loss) per share - in Reais (Note 25(a))	(1.094)	(1.018)	(0,653)	0,515

Diluted earnings (loss) per share - in Reais (Note 25(b))	(1.093)	(1.016)	(0,653)	0,515

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of comprehensive income

In thousands of Reais, except for the income per shares

	2015		2014
	July 1 to September 30, (three months)	September 30, (nine months)	July 1 to September 30, (three months)	September 30, (nine months)

Net income (loss) for the period	(601,426)	(552,999)	(359,384)	291,018

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets — Ensyn	22,194	33,577
Tax effect thereon	(7,546)	(11,416)

Total other comprehensive income for the period, net of taxes	14,648	22,161

Total comprehensive income (loss) for the period, net of taxes	(586,778)	(530,838)	(359,384)	291,018

Attributable to
Shareholders of the Company	(591,026)	(541,125)	(361,660)	285,101
Non-controlling interest	4,248	10,287	2,276	5,917

	(586,778)	(530,838)	(359,384)	291,018

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited statement of changes in shareholders’ equity

In thousands of Reais, unless otherwise indicated

	Capital				Other reserves	Statutory reserves
	Capital	Transaction costs of the capital increase	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Retained earnings (accumulated loss)	Total	Non- controlling interest	Total

As at December 31, 2013	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481		14,444,899	46,355	14,491,254

Total income
Net income and other comprehensive income for the period								285,101	285,101	5,917	291,018

As at September 30, 2014	9,740,777	(11,771)	2,688	(10,346)	1,614,270	303,800	2,805,481	285,101	14,730,000	52,272	14,782,272

As at December 31, 2014	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566		14,564,037	51,668	14,615,705

Total income
Net income (loss) for the period								(563,286)	(563,286)	10,287	(552,999)
Other comprehensive income for the period					22,161				22,161		22,161
					22,161			(563,286)	(541,125)	10,287	(530,838)
Transactions with shareholders
Repurchase of shares				(32)					(32)		(32)
Dividends distributed							(110,854)		(110,854)		(110,854)
Stock options program			7,909						7,909		7,909

As at September 30, 2015	9,740,777	(11,771)	11,829	(10,378)	1,635,473	311,579	2,805,712	(563,286)	13,919,935	61,955	13,981,890

The accompanying notes are an integral part of these consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of cash flows

In thousands of Reais

	September 30, 2015	September 30, 2014

Income (loss) before income taxes	(1,522,491)	323,242

Adjusted by
Depreciation, depletion and amortization	1,361,642	1,306,135
Depletion of wood from forestry partnership programs	48,714	68,487
Foreign exchange losses, net	2,627,044	281,194
Change in fair value of derivative financial instruments	889,479	(36,012)
Equity in losses of jointly-venture	(744)
Loss on disposal of property, plant, equipment and biological assets, net	15,665	23,696
Interest from marketable securities	(64,406)	(65,403)
Interest expense from loans and financing	329,689	364,097
Change in fair value of biological assets	(29,831)	(87,192)
Financial charges on bonds upon partial repurchase		463,585
Impairment of recoverable taxes — ICMS	61,084	72,152
Tax credits		(849,520)
Provision for impairment of investments		6,716
Provision (reversal of provision) for contingencies and release of judicial deposits, net		(3,037)
Stock options program	7,909
Provisions and other	4,126	20,082

Decrease (increase) in assets
Trade accounts receivable	209,153	(143,427)
Inventory	(220,193)	42,815
Recoverable taxes	(260,544)	(118,944)
Other assets	(49,458)	136,177

Increase (decrease) in liabilities
Trade payables	(43,305)	75,156
Taxes payable	8,551	(23,788)
Payroll, profit sharing and related charges	12,739	(10,829)
Other payables	34,449	(27,975)

Cash provided by operating activities	3,419,272	1,817,407

Interest received - marketable securities	59,064	57,660
Interest paid - loans and financing	(264,469)	(329,226)
Income taxes paid	(50,941)	(8,614)

Net cash provided by operating activities	3,162,926	1,537,227

Fibria Celulose S.A.

Unaudited consolidated statement of cash flows

In thousands of Reais	(continued)

	September 30, 2015	September 30, 2014

Cash flows from investing activities
Proceeds from sale of land and building - Asset Light project		902,584
Acquisition of property, plant and equipment, intangible assets and forests	(1,253,489)	(1,126,384)
Advances for acquisition of wood from forestry partnership program	(22,299)	(37,689)
Acquisition of interest in subsidiary		(6,716)
Subsidiary incorporation - Fibria Innovations (Note 15)	(11,630)
Marketable securities, net	(602,294)	190,897
Proceeds from sale of property, plant and equipment	32,084	(2,550)
Derivative transactions settled (Note 9(c))	(305,890)	(28,760)
Others	(8)	(1,020)

Net cash used in investing activities	(2,163,526)	(109,638)

Cash flows from financing activities
Borrowings - loans and financing	1,965,416	2,575,847
Repayments - loans and financing - principal amount	(1,095,233)	(4,222,785)
Premium paid on bond repurchase transaction		(325,668)
Dividends paid	(149,350)
Others	(1,190)	3,444

Net cash provided by (used in) financing activities	719,643	(1,969,162)

Effect of exchange rate changes on cash and cash equivalents	417,016	(21,120)

Net increase (decrease) in cash and cash equivalents	2,136,059	(562,693)

Cash and cash equivalents at beginning of the period	461,067	1,271,752

Cash and cash equivalents at end of the period	2,597,126	709,059

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the States of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo and Bahia.

We operate in a single operating segment, which is the producing and selling of short fiber pulp, with our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Veracel (State of Bahia) (jointly- controlled entity).

The pulp produced for export is delivered to customers by sea vessels on the basis of long-term contracts with the owners of these vessels, through the ports of Santos, located in the State of São Paulo (operated under a concession from Federal Government until 2017 and other upon a not onerous assignment agreement signed with Companhia Brasileira de Alumínio (entity member of the Votorantim Group) until November 2015, which can be extended until the closing of the bidding process and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A.).

(b)                                Non-current assets held for sale

Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$ 615 million. On this date the first installment of the purchase price, amounting to R$ 470 million, was paid to us. The second installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. On November 2014, we received an additional R$ 7 million as an advance from CMPC. The final installment of R$ 5 million is payable to us upon the completion of the transfer of the existing land lease contracts for the assets, and the applicable government approvals. The sale and purchase agreement establishes a period of 48 months, renewable at the option of CMPC for an additional 48 months, to obtain the required government approvals. If this approval is ultimately not obtained, we will be required to return to CMPC the amount paid to us, plus interest and the escrow deposits made by CMPC will revert. We have recorded the amount received as a liability under “Advances received in relation to assets held for sale”.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

Since the signing of the Purchase and Sale Agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the operating license of the areas and obtaining the documentation to be presented to the applicable government agencies. The consistent progress in obtaining these approvals indicates that favorable resolution will be achieved.

We have concluded that these assets should remain classified as assets held for sale. However, the completion of the sale is not under our sole control and it depends on various government approvals, which have been slower than expected. Accordingly we have concluded that they should continue to be classified as non-current assets held for sale as at September 30, 2015.

The Losango assets did not generate any significant impact in the unaudited consolidated statement of profit or losses for the nine-month period ended September 30, 2015 and 2014.

(c)                                 Approval of the expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the expansion plan of the Company for the construction of the second line of pulp production in the unit of Três Lagoas, state of Mato Grosso do Sul, called Horizonte 2 Project.

The Horizonte 2 Project, already started, consists in the construction of a new bleached eucalyptus pulp production line with capacity of 1.75 million tons per year and an estimated investment of R$ 7.7 billion. The startup of the new production line is projected for the fourth quarter of 2017, being that up to September 30, 2015, virtually all supply contracts for equipment and services needed for the Horizonte 2 Project have been signed with the suppliers and service providers.

The Project will be financed by the free cash flow of the Company and financing, in accordance to the limits established on the Indebtedness Management Policy, which are being negotiated by the Company with the financial institutions.

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

(a)                                Accounting policies adopted

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 and Deliberation 673/11 issued by the Brazilian Securities and Exchange Commission (CVM), which approved the CPC 21(R1) - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and the Accounting Statements Committee Standards (CPC).

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2014, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this interim financial information and the estimates used, are the same as those used in the preparation of the most

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

recent annual financial statements, except for the mentioned in Note 23 and to the items related to the adoption of the new standards, amendments and interpretations issued by IASB and CVM, as detailed in Note 3 below.

(b)                                Approval of the consolidated interim financial information

The consolidated unaudited interim financial information was approved by the Board of Directors on October 22, 2015.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will seldom match the actual results. In the nine-month period ended September 30, 2015, except for the item (ii) in the Note 20, there were no significant changes in the estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current financial year, compared to those disclosed in Note 3 to our most recent annual financial statements.

3                                        New standards, amendments and interpretations issued by IASB and CVM

The standards below have been issued and are effectives for future periods. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement.

The Company is currently assessing the impacts of the adoption.
IFRS 15 - Revenue	January 1, 2018	This accounting standard establishes the accounting principles to be followed by entities to determine and measure revenue and when the revenue should be recognized.	The Company is currently assessing the impacts of the adoption.
IAS 41 - Agriculture (equivalent to CPC 29 - Biological Assets and Agricultural Produce)	January 1, 2016

The “bearer plants” should be accounted for as property, plant and equipment (IAS 16/CPC 27), i.e., at cost less depreciation or impairment provision. “Bearer plants” are defined as those used to produce fruit/ regenerate for several years, but the plant itself, once mature, does not suffer relevant changes.

The Company evaluated and concluded that the revision of the standard will not bring any impact on the measurement and presentation of our biological assets since they do not meet the definition of bearer plant.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expect to have a material impact on the Company’s financial position and results of operations.

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which was considered relevant by Fibria’s management to be accompanied quarterly.

4.1                              Liquidity risk

The table below presents the financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At September 30, 2015
Loans and financing	1,328,965	2,084,343	7,439,173	4,217,790
Derivative instruments	505,371	568,271	908,999
Trade and other payables	828,358	78,428	45,679	42,991

	2,662,694	2,731,042	8,393,851	4,260,781

At December 31, 2014
Loans and financing	1,156,951	2,105,192	4,353,071	2,203,134
Derivative instruments	178,964	142,662	504,133	74,545
Trade and other payables	725,123	36,927	30,546	34,087

	2,061,038	2,284,781	4,887,750	2,311,766

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

4.2                              Foreign exchange risk

	September 30, 2015	December 31, 2014

Assets in foreign currency
Cash and cash equivalents (Note 7)	2,537,120	279,664
Marketable securities (Note 8)		61,352
Trade accounts receivable (Note 10)	655,020	496,493

	3,192,140	837,509

Liabilities in foreign currency
Loans and financing (Note 19)	10,687,234	6,280,545
Trade payables	59,043	72,263
Derivative instruments (Note 9(a))	1,284,391	538,451

	12,030,668	6,891,259

Liability exposure	(8,838,528)	(6,053,750)

5                                        Sensitivity analysis

Sensitivity analysis of changes in foreign currency

The Company’s significant risk factor, considering the period of three-month period for the evaluation is its U.S. Dollar exposure. We adopted as the probable scenario the fair value considering the market yield as at September 30, 2015.

To calculate the probable scenario the closing exchange rate at the date of these consolidated interim financial information was used (R$ x USD = 3,9729). As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the US Dollar is deemed to appreciate/depreciate by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative instruments
Options	457,442	1,015,322
Swap contracts	637,969	1,277,190
Loans and financing	2,476,028	4,952,056
Fixed-term deposits	588,595	1,177,191

Sensitivity analysis in changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at September 30, 2015. As the amounts are already updated in the consolidated interim financial information, there are no additional effects in the income statement in this scenario. In the “Possible” and “Remote” scenarios, the

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	401	899
Currency basket	2,138	4,275
TJLP	1,555	3,084
Interbank Deposit Certificate (CDI)	1,359	2,680

Derivative instruments
LIBOR	16,398	31,549
TJLP	3,484	5,726
Interbank Deposit Certificate (CDI)	20,755	41,391

Marketable securities (a)
Interbank Deposit Certificate (CDI)	3,001	5,770

(a)    Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Sensitivity analysis in changes in the United States Consumer Price Index - US-CPI

To calculate the “Probable” scenario, we used the US-CPI index at September 30, 2015. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI.

	Impact of an appreciation of the US-CPI at the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	108,613	222,722

6                                        Fair value estimates

In the nine-month period ended September 30, 2015, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2014.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

	September 30, 2015
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 9)		325,417		325,417
Warrant to acquire Ensyn’s shares (Note 15)			18,593	18,593
Marketable securities (Note 8)	76,177	1,197,711		1,273,888

Available for sale financial assets
Other investments - Ensyn (Note 15)			101,309	101,309

Biological asset (Note 16) (*)			3,862,703	3,862,703

Total assets	76,177	1,523,128	3,982,605	5,581,910

Liabilities
At fair value through profit and loss
Derivative instruments (Note 9)		1,326,470		1,326,470

Total liabilities		1,326,470		1,326,470

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative instruments (Note 9)		190,893		190,893
Warrant to acquire Ensyn’s shares (Note 15)			11,791	11,791
Marketable securities (Note 8)	193,131	489,688		682,819

Available for sale financial assets
Other investments — Ensyn (Note 15)			67,733	67,733

Biological asset (Note 16) (*)			3,707,845	3,707,845

Total assets	193,131	680,581	3,787,369	4,661,081

Liabilities
At fair value through profit and loss
Derivative instruments (Note 9)		608,356		608,356

Total liabilities		608,356		608,356

(*) See the changes in the fair value of the biological assets in Note 16.

There were no transfers between levels 1, 2 and 3 during the periods presented.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

	Yield used to discount (*)	September 30, 2015	December 31, 2014

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		407,458	292,188
Bonds - Fibria Overseas		2,322,669	1,598,708
Estimative based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	7,085,376	3,824,319
Export credits (ACC/ACE)	DDI	175,418	260,345
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	855,938	1,072,412
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	102,466	77,980
Currency basket	Brazilian interbank rate (DI 1)	605,206	400,233
FINEP	Brazilian interbank rate (DI 1)	2,200	2,675
FINAME	Brazilian interbank rate (DI 1)	6,064	9,457
NCE in Reais	Brazilian interbank rate (DI 1)	679,515	707,872
Midwest Fund	Brazilian interbank rate (DI 1)	23,873	32,304

		12,266,183	8,278,493

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and counterpart credit risk. The contract fair value is the difference between the asset and liability. Only exception is the TJLP x US$ swap, where the cash flow of the asset leg (TJLP x fixed) are projected using a stable yield, as current TJLP value,

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

during the duration of the swap contract, obtained from BNDES.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both of Fibria’s and counterpart credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation rate (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in September 30, 2015 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %
1M	14.28	1M	0.20	1M	40.38
6M	15.13	6M	0.39	6M	10.17
1Y	15.57	1Y	0.50	1Y	8.73
2Y	15.82	2Y	0.75	2Y	7.47
3Y	15.86	3Y	1.00	3Y	6.75
5Y	15.62	5Y	1.40	5Y	6.24
10Y	15.59	10Y	2.05	10Y	6.41

7                                        Cash and cash equivalents

	Average yield p.a. - %	September 30, 2015	December 31,2014

Cash and banks		201,090	122,515
Fixed-term deposits
Local currency	60.52 of the CDI	41,655	157,883
Foreign currency (i)	0.23	2,354,381	180,669

		2,597,126	461,067

(i) Refers mainly to Time Deposit maturing until 90 days.

The increase of R$ 2,136,059 in the nine-month period ended September 30, 2015 refers, mainly, to the new loans and financing contracted and due to the cash generation of the operations in the period.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

8                                        Marketable securities

	Average yield p.a.- %	September 30, 2015	December 31, 2014

In local currency
Brazilian federal provision fund	77 of CDI	202	30
Brazilian federal government securities
At fair value	94.8 of CDI	75,975	193,101
Held to maturity (i)	94.8 of CDI and 6	78,395	51,350
Private securities	101.46 of CDI	1,197,711	428,336

In foreign currency
Private securities			61,352

Marketable securities		1,352,283	734,169

Current		1,280,720	682,819

Non-Current		71,563	51,350

(i)        The yield of 94.8% of CDI refers to the investment fund - Pulp and the yield of 6% p.a. refers to the agrarian debt bounds.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

9                                        Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	570,000	1,465,000	(132,395)	(19,443)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (US$)	626,732	538,207	(33,480)	3,353

Hedges of foreign currency
Swap DI x US$ (US$)	362,315	405,269	(635,596)	(215,654)
Swap TJLP x US$ (US$)	116,514	180,771	(271,777)	(196,818)
Swap Pre x US$ (US$)	130,547	191,800	(211,143)	(109,889)

			(1,284,391)	(538,451)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap changes in US-CPI	868,849	902,267	283,338	120,988

Classified
In current assets			26,392	29,573
In non-current assets			299,025	161,320
In current liabilities			(471,009)	(185,872)
In non-current liabilities			(855,461)	(422,484)

Total, net			(1,001,053)	(417,463)

(*) The embedded derivative is a swap of the US-CPI variations during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin			Fair value
Type of derivative and protected risk	Currency	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014

Swap contracts - Hedges of debts
Asset
LIBOR to fixed	US$	626,732	538,207	2,232,060	1,352,345
Real CDI to USD	R$	705,684	788,208	1,035,661	1,082,215
Real TJLP to USD	R$	189,387	293,676	181,142	279,328
Real Pre to USD	R$	272,955	395,697	214,387	323,898
Liability
LIBOR to fixed	US$	626,732	538,207	(2,265,541)	(1,348,992)
Real CDI to USD	US$	362,315	405,269	(1,671,257)	(1,297,868)
Real TJLP to USD	US$	116,514	180,771	(452,918)	(476,146)
Real Pre to USD	US$	130,547	191,800	(425,530)	(433,788)

Total of swap contracts				(1,151,996)	(519,008)

Options - Cash flow hedge
Zero cost collar	US$	570,000	1,465,000	(132,395)	(19,443)

				(1,284,391)	(538,451)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Amount paid
Type of derivative	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014

Operational hedges
Cash flow hedges of exports	(132,395)	(19,443)	(92,018)	(13)
Hedges of debts
Hedges of interest rates	(33,480)	3,353	(8,358)	(5.445)
Hedges of foreign currency	(1,118,516)	(522,361)	(205,514)	(47.641)

	(1,284,391)	(538,451)	(305,890)	(53.099)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

(d)                                Fair value and counterparty by maturity date of economic hedge strategy contracts

Fair values by maturity:

	September 30, 2015	December 31, 2014

2015	(171,857)	(158,095)
2016	(328,434)	(99,947)
2017	(394,887)	(134,814)
2018	(273,813)	(87,208)
2019	(74,006)	(35,401)
2020	(41,394)	(22,986)

	(1,284,391)	(538,451)

Notional and fair value by counterparty:

	September 30, 2015		December 31, 2014
	Notional — in U.S. Dollars	Fair value	Notional — in U.S. Dollars	Fair value

Banco Itaú BBA S.A.	167,404	(186,840)	603,906	(67,675)
Deutsche Bank S.A.	149,625	(28,215)	253,450	12
Banco CreditAgricole Brasil S.A.	49,666	(9,771)	68,623	(10,085)
Banco Citibank S.A.	70,597	(56,246)	45,671	(48,612)
Bank of America Merrill Lynch	400,000	(24,516)	300,000	(1,385)
Banco Santander Brasil S.A.	5,411	(8,393)	196,987	(95,818)
Banco Safra S.A.	171,962	(350,077)	198,598	(132,726)
Banco BNP Paribas Brasil S.A.	45,000	(6,481)	210,000	(1,741)
HSBC Bank Brasil S.A.	67,369	(49,993)	160,446	(40,675)
Banco Bradesco S.A.	258,951	(466,622)	182,229	(126,785)
Banco J. P. Morgan S.A.	367,857	(75,665)	467,857	(3,446)
Goldman Sachs do Brasil	30,000	(12,319)	65,000	(1,007)
Banco Votorantim S.A.	22,266	(9,253)	13,280	(8,237)
Morgan Stanley & CO.			15,000	(271)

	1,806,108	(1,284,391)	2,781,047	(538,451)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at September 30, 2015 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

10                                 Trade accounts receivable

	September 30, 2015	December 31, 2014

Domestic customers	76,181	50,729
Export customers	655,020	496,493

	731,201	547,222

Allowance for doubtful accounts	(7,293)	(8,798)

	723,908	538,424

In the nine-month period ended September 30, 2015, we made some credit assignment without recourse for certain customers’ receivables, in the amount of R$1,909,051 (R$ 1,230,143 at December 31, 2014), that were derecognized from accounts receivable in the balance sheet.

11                                 Inventory

	September 30, 2015	December 31, 2014

Finished goods
In Brazil	269,263	137,741
Outside Brazil	628,391	515,522
Work in process	15,616	16,942
Raw materials	486,200	402,293
Supplies	158,809	161,758
Imports in transit	4,392	4,537

	1,562,671	1,238,793

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

12                                 Recoverable taxes

	September 30, 2015	December 31, 2014

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	813,219	680,927
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	20,735	19,465
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	961,519	896,460
Federal tax credits	390,311	444,906
Credit related to Reintegra Program (a)	78,075	37,027
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	639,296	570,333
Provision for the impairment of ICMS credits	(782,472)	(734,154)

	2,120,683	1,914,964

Current	177,224	162,863

Non-current	1,943,459	1,752,101

During the nine-month period ended September 30, 2015, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

(a)                                Reintegra Special Tax Regime

Fibria is beneficiary of the Special Tax Refund Regime for Exporting Companies (known as Reintegra), established by Provisional Measure nº 651/2014 (enacted as Law 13.043/2014 on November 13, 2014),

With the issuance of the Act nº 8,415, on February 27, 2015, the percentage to be applied over the export revenue for calculation of the tax credit was changed from 3% to 1% between March 1, 2015 and December 31, 2016. In 2017, the percentage to be used will be 2% and in 2018, 3% over the export revenue.

In the nine-month period ended September 30, 2015, the Company recognized Reintegra credits of R$54,718, under “Cost of sales” in the Statement of profit and loss.

13                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the interim financial information.

The Company pays income taxes on the profits generated by foreign subsidiaries in accordance with the Law 12,973/14, which revoked the Article 74 of Provisional Measure 2,158/01, but kept the determination that the profits earned each year by foreign controlled subsidiaries are subject to the payment of income tax and social contribution in Brazil in the same year, at a rate of 34%, applied to the subsidiaries’ accounting profits before income tax. The repatriation of these profits in subsequent years is not subject to future taxation in Brazil. The Company records a provision for income taxes on foreign subsidiaries on an accruals basis. As from 2014, the Company decided to start paying these taxes primarily to mitigate any risk of future tax assessments on this matter.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

(a)                                Deferred taxes

	September 30, 2015	December 31, 2014

Tax loss carryforwards (i)	172,952	192,647
Provision for contingencies	118,088	111,799
Sundry provisions (impairment, operational and other)	589,693	447,273
Results of derivative contracts - cash basis for tax purposes	340,358	141,938
Exchange losses (net) - cash basis for tax purposes	2,465,320	913,219
Tax amortization of the assets acquired in the business combination - Aracruz	100,210	102,335
Actuarial gains on medical assistance plan (SEPACO)	6,609	6,609
Provision for income tax and social contribution from foreign subsidiaries	(710,209)	(25,977)
Tax accelerated depreciation	(10,993)	(9,889)
Reforestation costs already deducted for tax purposes	(371,692)	(348,398)
Fair values of biological assets	(123,826)	(153,020)
Effects of business combination - acquisition of Aracruz	(1,004)	(3,165)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(514,387)	(447,293)
Other provisions	(15,410)	(3,770)

Total deferred taxes asset, net	2,045,709	924,308

Deferred taxes - asset (net by entity)	2,283,933	1,190,836

Deferred taxes - liability (net by entity)	238,224	266,528

(i)        The balance as at September 30, 2015 is presented net of Hungarian Forint HUF 25,752 million (equivalent to R$364,337 as of September 30, 2015 and R$ 263,297 as of December 31, 2014) related to the provision for impairment for foreign tax credits.

Changes in the net balance of deferred income tax are as follows:

	September 30, 2015	December 31, 2014

At the beginning of the period	924,308	732,220
Tax loss carryforwards	(19,695)	20,128
Temporary differences regarding provisions	148,709	23,261
Provision for income tax and social contribution from foreign subsidiaries	(684,232)	(25,977)
Derivative financial instruments taxed on a cash basis	198,420	(15,933)
Amortization of goodwill	(69,219)	(98,063)
Reforestation costs	(24,398)	(36,804)
Exchange losses (net) taxed on a cash basis	1,552,101	266,933
Fair value of biological assets	29,194	46,841
Actuarial losses on medical assistance plan (SEPACO)		2,478
Other	(9,479)	9,224

At the end of the period	2,045,709	924,308

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015
In thousands of Reais, unless otherwise indicated

(b)                                Reconciliation of taxes on income

	September 30, 2015	September 30, 2014

Income (loss) before tax	(1,522,491)	323,242

Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	517,647	(109,902)

Reconciliation to effective expense:

Benefits to directors	(6,292)	(3,440)
Equity in net income of jointly-venture	253
Taxes on earnings of foreign subsidiaries		(4,169)
Difference in tax rates of foreign subsidiaries		15,974
Credit of Reintegra Program	18,604
Benefit - Tax on net income (Imposto sobre o Lucro Líquido - ILL)		32,117
Foreign exchange effects on foreign subsidiaries (i)	452,174	38,659
Other, mainly non-deductible provisions	(12,894)	(1,463)

Income tax and social contribution benefit (expense) for the period	969,492	(32,224)

Income tax and social contribution — current	(147,102)	(35,520)

Income tax and social contribution — deferred	1,116,594	3,296

	969,492	(32,224)

Effective rate - %	63.7	9.9

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the real as the functional currency. As the real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil.

14                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 29.08% of our shares (together the “Controlling Shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In Abril 2015, the subsidiary Fibria-MS made a marketable security investment with Banco Votorantim, maturing in Abril 2016 and average interest rate of 102.1% of CDI.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015
In thousands of Reais, unless otherwise indicated

In the nine-month period ended September 30, 2015, except for the transaction mentioned above, there were no significant changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2014.

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	September 30, 2015	December 31, 2014

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(410)	(172)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(1,902,706)	(1,756,133)

		(1,903,116)	(1,756,305)

Transactions with Votorantim Group companies
Votorantim Participações S.A.	Financing	11,919	7,969
Votener - Votorantim Comercializadora e Energia	Energy supplier	6,245	20,719
Banco Votorantim S.A.	Marketable securities	71,453
Banco Votorantim S.A.	Financial instruments	(9,253)	(8,237)
Banco Votorantim S.A.	Energy supplier	650
Votorantim Cimentos S.A.	Input supplier		(269)
Votorantim Metais	Chemical products supplier	(206)
Votorantim Metais	Leasing of land		(773)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(695)	(39)

		80,113	19,370

Net		(1,823,003)	(1,736,935)

Presented in the following lines
In assets
Marketable securities (Note 8)		71,453
Related parties - non-current		11,919	7,969
Other assets - current		6,895	20,719
In liabilities
Loans and financing (Note 19)		(1,902,706)	(1,756,133)
Derivative financial instruments (Note 9)		(9,253)	(8,237)
Suppliers		(1,311)	(1,253)

		(1,823,003)	(1,736,935)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015
In thousands of Reais, unless otherwise indicated

(ii)                               Transactions recognized in the Statement of profit and loss

	Income (expense)
	Nature	September 30, 2015	September 30, 2014

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(7,592)	(9,707)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(352,205)	(115,307)

		(359,797)	(125,014)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood		7,477

Transactions with Votorantim Group companies
Votorantim Participações S.A.	Financing	3,950	324
Votener - Votorantim Comercializadora de Energia	Energy supplier	67,125	50,108
Banco Votorantim S.A.	Marketable securities	1,758
Banco Votorantim S.A.	Financial instruments	(1,016)	2,371
Votorantim Cimentos S.A.	Energy supplier	4,907	5,164
Votorantim Cimentos S.A.	Input supplier	(79)	(3,013)
Votorantim Cimentos S.A.	Selling of wood	126
Sitrel Siderurgia Três Lagoas	Energy supplier	3,361	2,892
Votorantim Metais Ltda.	Chemical products supplier	(3,155)	(87)
Votorantim Metais Ltda.	Leasing of lands	(2,318)	(6,755)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(2,541)	(340)

		72,118	50,664

(b)                                Key management compensation

The remuneration effects on the statement of profit or loss, including all benefits, are summarized as follows:

	September 30, 2015	September 30, 2014

Benefits to officers and directors	37,347	20,675
Benefit program - Phantom Stock Options and Stock Options plans	12,950	(1,333)

	50,297	19,342

Benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program.

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 713 for the nine-month period

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015
In thousands of Reais, unless otherwise indicated

ended September 30, 2015 (R$ 819 for the nine-month period ended September 30, 2014).

The Company does not have any additional post-employment active plan and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s key management are recorded in the following lines items of the current and non-current liabilities and in the shareholders’ equity:

	September 30, 2015	December 31, 2014

Current liability
Payroll, profit sharing and related charges	24,680	18,748

Non-current liability
Other payables	20,669	13,665

Shareholders’ equity
Capital reserve	6,683	918

	52,032	33,331

15                                 Investments

	September 30, 2015	December 31, 2014

Investment in associate and joint-venture - equity method (i)	14,731	13,987
Impairment of investments (i)	(13,629)	(13,629)
Other investments - at fair value (ii)	119,902	79,524

	121,004	79,882

(i)        On July 31, 2014, the Company acquired 100% of the capital of WOP - Wood Participações Ltda. (former Weyerhaeuser Brasil Participações Ltda.), for R$ 6,716, which held 66.67% of the capital of our associate Bahia Produtos de Madeira S.A. As from that date, the Company holds, directly and indirectly, 100% of the capital of Bahia Produtos de Madeira S.A. We recognized provision for impairment in these subsidiaries.

(ii)     Fair value change in our interest in Ensyn was not significant in the nine-month period ended September 30, 2015. The increase in the balance refers to the foreign currency effect on the investment.

None of the subsidiaries and jointly-operated entities has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 20.

Additionally, the Company does not have any significant restriction or commitments with regards to its associates and joint-venture.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015
In thousands of Reais, unless otherwise indicated

Incorporation of subsidiary

In January 2015, the Company concluded the process of incorporation of the subsidiary Fibria Innovations LLC., located in Vancouver - Canada, whose purpose is the research and development of bio-products from biomass.

16                                 Biological assets

	September 30, 2015	December 31, 2014

At the beginning of the period
Historical cost	3,172,431	2,730,510
Fair value - step up	535,414	692,924
	3,707,845	3,423,434

Additions	969,073	1,190,349
Harvests in the period
Historical cost	(686,217)	(749,986)
Fair value	(137,222)	(209,265)
Change in fair value - step up	29,831	51,755
Reversal of disposals (disposals)	(4)	1,817
Provision for disposals	(7,397)
Transfer (i)	(13,206)	(259)

At the end of the period	3,862,703	3,707,845
Historical cost	3,434,680	3,172,431
Fair value - step up	428,023	535,414

(i) Includes transfers between biological assets and property, plant and equipment.

In accordance with our accounting policies, the valuation of the biological assets at the fair value is performed semiannually. On June 30, 2015, the changes in fair value of the biological assets recognized by us was R$ 29,831, as detailed in Note 16 of the interim financial statements for the period ended June 30, 2015.

The biological assets are classified within Level 3 of the fair value hierarchical level. There were no transfers between levels during the periods presented.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015
In thousands of Reais, unless otherwise indicated

17     Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress (i)	Other	Total

At December 31, 2013	1,249,332	1,426,592	6,902,717	215,346	30,517	9,824,504
Additions		18	6,325	341,436	1,715	349,494
Disposals	(57,202)	(10,140)	(44,467)	(3,726)	(11,306)	(126,841)
Depreciation		(128,368)	(657,191)		(12,081)	(797,640)
Transfers and others (ii)	8,382	70,614	250,403	(335,429)	9,246	3,216

At December 31, 2014	1,200,512	1,358,716	6,457,787	217,627	18,091	9,252,733
Additions		284	1,730	280,989	1,405	284,408
Disposals	(3,485)	(4,614)	(7,628)		(751)	(16,478)
Depreciation		(84,170)	(491,371)		(10,458)	(585,999)
Acquisition of assets - Fibria Innovations (Note 15)			4,212			4,212
Transfers and others (ii)	12	35,591	146,757	(215,646)	46,298	13,012

At September 30, 2015	1,197,039	1,305,807	6,111,487	282,970	54,585	8,951,888

(i)        Includes the amount of R$ 114,255 regarding the Horizonte 2 Project.

(ii)     Includes transfers between property, plant and equipment, biological assets, intangible assets and inventory.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2015
In thousands of Reais, unless otherwise indicated

18                                 Intangible assets

	September 30, 2015	December 31, 2014

At the beginning of the period	4,552,103	4,634,265
Additions	8	40
Amortization	(58,032)	(90,854)
Disposals	(67)	(20)
Acquisition of assets - Fibria Innovations (Note 15)	7,388
Transfers and others (*)	15,034	8,672

At the end of the period	4,516,434	4,552,103

Composed by
Goodwill - Aracruz	4,230,450	4,230,450
Systems development and deployment	25,492	26,703
Acquired from business combination
Databases	148,200	182,400
Patents		5,160
Relationships with suppliers
Chemical products	95,391	103,125
Other	16,901	4,265

	4,516,434	4,552,103

(*)    Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

19                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

		Average
		annual	Current		Non- current		Total
	Interest	interest	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
Type/purpose	rate	rate - %	2015	2014	2015	2014	2015	2014

In foreign currency
BNDES	UMBNDES	6.4	85,347	62,307	697,858	409,594	783,205	471,901
Bonds	Fixed	5.6	54,780	11,154	2,731,765	1,825,189	2,786,545	1,836,343
Export credits (prepayment)	LIBOR	2.4	421,286	190,707	6,520,882	3,518,474	6,942,168	3,709,181
Export credits (ACC/ACE)	Fixed	1.2	175,316	263,120			175,316	263,120

			736,729	527,288	9,950,505	5,753,257	10,687,234	6,280,545

In Reais
BNDES	TJLP	9.8	217,118	320,838	777,779	870,720	994,897	1,191,558
BNDES	Fixed	5.1	26,083	16,654	98,521	76,020	124,604	92,674
FINAME	TJLP and Fixed	4.0	3,814	4,978	2,888	5,451	6,702	10,429
NCE	CDI	16.2	81,235	83,507	603,826	630,742	685,061	714,249
Midwest Region Fund (FCO and FINEP)	Fixed	8.1	12,027	12,124	15,739	24,940	27,766	37,064

			340,277	438,101	1,498,753	1,607,873	1,839,030	2,045,974

			1,077,006	965,389	11,449,258	7,361,130	12,526,264	8,326,519

Interest			105,197	51,957	95,805	65,710	201,002	117,667
Short-term borrowing			174,789	262,739			174,789	262,739
Long-term borrowing			797,020	650,693	11,353,453	7,295,420	12,150,473	7,946,113

			1,077,006	965,389	11,449,258	7,361,130	12,526,264	8,326,519

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

(b)                                Breakdown by maturity

	2016	2017	2018	2019	2020	2021	2022	2023	2024	Total

In foreign currency
BNDES	16,939	94,302	84,178	66,456	186,635	198,486	45,437	5,425		697,858
Bonds					378,939				2,352,826	2,731,765
Export credits (prepayment)	62,079	712,506	1,411,936	2,999,221	441,641	893,499				6,520,882

	79,018	806,808	1,496,114	3,065,677	1,007,215	1,091,985	45,437	5,425	2,352,826	9,950,505

In Reais
BNDES - TJLP	38,830	159,417	115,130	84,885	151,428	164,238	52,258	11,593		777,779
BNDES - Fixed	6,779	28,949	28,181	22,075	10,369	2,000	168			98,521
FINAME	662	2,059	167							2,888
NCE	16,478	264,384	236,516	43,225	43,223					603,826
Midwest Region Fund (FCO e FINEP)	2,974	11,893	659	213						15,739

	65,723	466,702	380,653	150,398	205,020	166,238	52,426	11,593		1,498,753

	144,741	1,273,510	1,876,767	3,216,075	1,212,235	1,258,223	97,863	17,018	2,352,826	11,449,258

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	September 30, 2015	December 31, 2014

Real	1,839,030	2,045,974
U.S. Dollar	9,904,029	5,808,644
Currency basket	783,205	471,901

	12,526,264	8,326,519

(d)                                Roll forward

	September 30, 2015	December 31, 2014

At the beginning of period	8,326,519	9,773,097
Borrowings	1,977,235	4,382,345
Interest expense	332,127	475,780
Foreign exchange	3,256,223	690,271
Repayments - principal amount	(1,095,233)	(6,636,153)
Interest paid	(264,469)	(491,173)
Expense of transaction costs of Bonds early redeemed		133,233
Addition of transaction costs	(11,819)	(36,736)
Other (*)	5,681	35,855

At the end of the period	12,526,264	8,326,519

(*)    It includes amortization of transactions costs.

(e)                                 Relevant operations settled in the period

Export credits - ACC and ACE

In the nine-month period ended September 30, 2015, the Company paid in the maturity date the amount of US$ 35 million (equivalents then to R$ 91,777) regarding exports credits (ACE) and US$ 77 million (equivalents then to R$ 244,021), through its jointly-operation Veracel, regarding exports credits (ACC), with interest rates between 0.18% and 1.09% p.a., respectively.

(f)                                  Relevant operations contracted in the period

Export credits - ACC

In the nine-month period ended September 30, 2015, the Company, through its jointly-operation Veracel, entered into export contracts (ACC) in the amount of US$ 54 million (equivalent then to R$ 167,696), with maturities until February 2016 and fixed interest rate between 1.02% and 1.30% p.a.

BNDES

In the nine-month period ended September 30, 2015, was released from BNDES the amount of R$175,780, with maturities between 2015 and 2023, subject to interest rate between TJLP plus 2.00%

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

p.a. and 3.42% p.a., UMBNDES plus 2.40% p.a. and fixed interest rate between 4.00% and 10.00%. The value was used in industrial, forestry and IT projects.

Export credits (prepayments)

In August 2015, the Company, through its subsidiary Fibria International Trade GMBH, signed an amendment to the export prepayment contract in the amount of US$ 400 million (equivalent then to R$ 1,390,040). The releases were made in three installments, being the first in the amount of US$ 98 million, maturing through 2019 and interest rate of 1.30% p.a. over the quarterly LIBOR, the second in the amount of US$ 144 million, maturing through 2019 and interest rate of 1.40% p.a. over the quarterly LIBOR and the third in the amount of US$ 158 million, maturing through 2021 and interest rate of 1.55% p.a. over the quarterly LIBOR. This line is intended to finance the Horizonte 2 Project.

(g)                                Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2 to the most recent financial statements for the year ended December 31, 2014)) cannot exceed 4.5x.

The Company is in full compliance with the covenants established in the financial contracts at September 30, 2015.

The loan indentures with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•    Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

20                                 Provision for contingencies

	September 30, 2015			December 31, 2014
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	95,135	103,768	8,633	88,858	100,604	11,746
Labor	59,486	211,358	151,872	52,304	174,179	121,875
Civil	17,957	26,136	8,179	16,400	27,361	10,961

	172,578	341,262	168,684	157,562	302,144	144,582

The change in the provision for contingencies is as follows:

	September 30, 2015	December 31, 2014

At the beginning of the period	302,144	280,512
Disposals	(14,705)	(7,280)
Reversal	(16,642)	(37,458)
New litigation	18,529	17,723
Accrual of financial charges	51,936	48,647

At the end of the period	341,262	302,144

In the nine-month period ended September 30, 2015, there were no significant changes in the possible loss contingencies in comparison with the most recent annual financial statements as at December 31, 2014. See below the main update in the period:

(i)                                   Swap of industrial and forestry assets with International Paper

On March 4, 2015, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais), declared that they partially sustained the position of the tax authorities  in regards to the administrative process related to the tax assessment notice issued by the Federal Revenue Service Office regarding the swap of industrial and forestry assets between Fibria and International Paper in 2007 and reduced the applicable fines from 150% to 75%. Following the decision, the updated amount involved was reduced from R$ 1,957 million to R$ 1,592 million, of which R$ 557 million refers to the principal, R$ 417 million to fines and R$ 618 million to interest, as at September 30, 2015.

Against the decision, the Company presented the applicable appeals, which is pending of judgement. The National Finance (Fazenda Nacional) also appealed to reduce the qualified fine; however, the appeal was not received, making definitive the decision that reduced the fines from 150% to 75%. In the event of failure at the administrative level, the Company emphasizes that they will discuss the debt at the judicial level.

The Company reinforces that the CARF decision does not present any financial impact and maintain its position of not to constitute any provision for contingencies in relation to this matter, based on its understanding and in the internal and external advisors opinion that the probability of gain on the case

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

is possible.

(ii)                               Changing in the inflation adjustment index of labor debts

In August 2015, the Superior Labor Court (Tribunal Superior do Trabalho - TST) declared unconstitutional the adjustment of labor liabilities by reference interest rate (taxa de juros  referencial - TR), changing by the consumer price index (IPCA-E), which might be applied retroactively since June 30, 2009 over the processes in progress.

Changing in the adjustment index on Company’s labor processes impacted by approximately R$ 27 million in the balance of the provision for labor contingencies, recognized under the line “foreign exchange losses and monetary adjustment, net”, in the financial results.

On October 14, 2015, the Supreme Court (Supremo Tribunal Federal - STF), issued an injunction suspending the effects of the decision issued by the Superior Labor Court. The Company is evaluating the scope of that decision to decide on the rate to be applied.

21                                 Revenue

(a)                                Reconciliation

	September 30, 2015	September 30, 2014

Gross amount	9,018,281	6,226,045
Sales taxes	(143,054)	(108,254)
Discounts and returns (*)	(1,779,175)	(1,035,250)

Net revenues	7,096,052	5,082,541

(*)    Related mainly to trade discounts.

(b)                                Information about markets

	September 30, 2015	September 30, 2014

Revenue
Domestic market	564,612	418,525
Export market	6,461,801	4,602,910
Services	69,639	61,106

	7,096,052	5,082,541

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

22                                 Financial results

	September 30, 2015	September 30, 2014

Financial expenses
Interest on loans and financing (i)	(329,689)	(364,097)
Loans commissions	(7,344)	(23,182)
Financial charges upon partial repurchase of Bond		(463,585)
Others	(60,913)	(31,177)

	(397,946)	(882,041)

Financial income
Financial investment earnings	65,756	70,847
Others (ii)	66,426	33,079

	132,182	103,926

Gains (losses) on derivative financial instruments
Gains	480,198	336,863
Losses	(1,369,677)	(300,851)

	(889,479)	36,012

Foreign exchange losses and monetary adjustment, net
Loans and financing	(3,254,485)	(251,787)
Other assets and liabilities (iii)	627,441	(29,407)

	(2,627,044)	(281,194)

Net	(3,782,287)	(1,023,297)

(i)        Net in the amount of R$ 2,438 as at September 30, 2015, regarding capitalized financing costs.

(ii)     It includes the interest accrual of the tax credits.

(iii) It includes the effect of exchange foreign on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

23                                 Expenses by nature

	September 30, 2015	September 30, 2014

Cost of sales
Depreciation, depletion and amortization	(1,390,903)	(1,355,242)
Freight	(656,709)	(593,536)
Labor expenses	(358,997)	(335,818)
Variable costs (raw materials and miscellaneous materials)	(1,839,956)	(1,874,578)

	(4,246,565)	(4,159,174)

Selling expenses
Labor expenses	(21,526)	(18,384)
Selling expenses (i)	(266,897)	(226,702)
Operational leasing	(1,340)	(1,300)
Depreciation and amortization charges	(7,398)	(6,110)
Other expenses	(15,397)	(9,520)

	(312,558)	(262,016)

General and administrative
Labor expenses	(73,849)	(67,594)
Third-party services	(77,786)	(77,638)
Depreciation and amortization	(12,055)	(13,270)
Taxes and contributions	(4,837)	(5,742)
Operating leases and insurance	(6,552)	(6,729)
Other expenses	(19,728)	(22,297)

	(194,807)	(193,270)

Other operating (expenses) income (ii)
Programs of variable compensation	(95,531)	(62,139)
Loss on disposal of property, plant and equipment	(15,665)	(23,696)
Tax credits	2,195	860,764
(Provision)/reversal of contingencies	(7,928)	9,287
Changes in fair value of biological assets	29,831	87,192
Others	4,028	7,050

	(83,070)	878,458

(i)            Includes handling expenses, storage and transportation expenses and sales commissions and others.

(ii)         Accordingly to our accounting policies, the variable compensation expenses of the executive directors and employees are classified under “other operating (expenses) income”.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

24                                 Shareholders’ equity

(a)                                Dividends

On April 28, 2015, was approved in the Ordinary and Extraordinary Shareholders Meeting the payments to the shareholders in the amount of R$ 147,805, as dividends related to the net income of the fiscal year ended December 31, 2014, being R$ 36,951 corresponding to 25% of the adjusted net income and, R$110,854 as additional dividend. The payment was made on May 14, 2015.

25                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	September 30, 2015	September 30, 2014

Numerator
Net income (loss) attributable to the shareholders of the Company	(563,286)	285,101

Denominator
Weighted average number of common shares outstanding	553,591,281	553,591,822

Basic earnings (loss) per share - in Reais	(1.018)	0.515

The weighted average number of shares in the presented periods is represented by a total number of shares of 553,934,646 issued and outstanding for the nine-month period ended September 30, 2015 and 2014, without considering treasury shares, for total of 344,042 shares in the nine-month period ended September 30, 2015 (342,824 as at September 30, 2014). In the nine-month period ended September 30, 2015 and 2014 there were no changes in the number of shares of Company.

(b)                                Diluted

Diluted earnings per share are calculated by dividing net income attributable to the Company’s shareholders common shares by the weighted average number of common shares available during the year plus the weighted average number of common shares that would be issued when converting all potentially dilutive common shares into common shares:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

September 30, 2015

Numerator
Loss attributable to the shareholders of the Company	(563,286)

Denominator
Weighted average number of common shares outstanding	553,591,281
Dilution effect
Stock options	687,840
Weighted average number of common shares outstanding adjusted according to dilution effect	554,279,121

Diluted loss per share - in Reais	(1.016)

There was no dilutive effect in the nine-month period ended September 30, 2014.

26                                 Explanatory notes not presented

According to the requirements for disclosure contained in Circular-Letter CVM/SNC/SEP/No. 003/2011, we presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 25), long term commitments (Note 26), benefits to employees (Note 28), compensation program based on shares (Note 29), insurance (Note 34), non-current assets held for sale (Note 36) and impairment testing (Note 37), that we omitted in the September 30, 2015 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as At December 31, 2014.

In addition, the Company no longer has reportable segments to present as at September 30, 2015, therefore the Note regarding segment information was excluded.

27                                 Subsequent events

(i)                                    Agribusiness Credit Receivable Certificates

On September 30, 2015, the Company finished the public distribution of 675 thousand Agribusiness Credit Receivable Certificates to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. in the total amount of R$ 675 million for funding of the activities of Fibria-MS related to the agribusiness, especially for the purchase of goods and hiring of services in connection with Horizonte 2 Project, as mentioned in Note 1(c). The Agribusiness Credit Receivable Certificates are backed by agribusiness credit rights assigned by Itaú Unibanco S.A., from the Export Credit Note to be issued by Fibria-MS, guaranteed by the Company.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2015

In thousands of Reais, unless otherwise indicated

(ii)                                 Proposal of dividends payment

In a meeting held on October 22, 2015, the Board of Directors approved a dividend policy that will be based on its ability to generate cash flow, respecting its indebtedness and liquidity policies, maintaining its commitment to the investment grade as well as considering its strategic planning.

In continuous act of the Board of Directors and based on this new dividend policy, the distribution of intermediate dividends extraordinarily was recommended in the amount of R$ 2 billion, to be paid against reserves for investments. The proposal was driven by the low leverage, low average cost of debt and the fact that the funding for Horizonte 2 Project are already solved, in line with our commitment to maintain the capital discipline.

The proposal will be deliberated at the Extraordinary General Meeting to be held on November 30, 2015.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO